

05043998

AMENDMENT

(A)

AM 9-12-2005

...S
...E COMMISSION
...20549

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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8- 14684

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kashner Davidson Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

77 South Palm Avenue
(No. and Street)

Sarasota	Florida	34236
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Melissa J. Rothenbach (941) 951-2626
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Natherson & Company, P.A.
(Name – *if individual, state last, first, middle name*)

1801 Glengary Street	Sarasota	Florida	34231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 1 4 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Kashner Davidson Securities
FOCUS Reconciliation
Initial Filing Jan 25, 2005
Amended Filing Mar 1, 2005

	First Amendment 3/01/05 Focus AJE 9-12	Initial Filing 1/25/05 Focus AJE 1-8	Difference	AJE JE Reference		
ASSETS						
Allowable Assets						
Line 5B (securities nonmrktbl at fair value)	$ 92,250.00	$ 20,250.00	$ 72,000.00	11		
NonAllowable Assets						
Line 10 (Prop, furniture, fixtures)	$ 18,372.00	$ 23,315.00	$ (4,943.00)	9		
Total	$ 110,622.00	$ 43,565.00	$ 67,057.00			
Line 12 Total Allowable Assets	$ 1,733,187.00	$ 1,733,187.00				
Line 12 Total Nonallowable Assets	$ 514,695.00	$ 447,638.00				
TOTAL ASSETS	$ 2,247,882.00	$ 2,180,825.00	***$ 67,057.00***			
LIABILITIES						
AI Liabilities						
Line 14B Payable to Others	$ 243,470.00	$ 43,470.00	$ 200,000.00	12		
Total IA Liabilities	$ 497,428.00	$ 297,428.00	$ 200,000.00			
Total NonIA Liabilities	$ 75,676.00	$ 75,676.00	$ -			
TOTAL LIABILITIES	$ 573,104.00	$ 373,104.00	***$ 200,000.00***			
OWNERSHIP EQUITY						
Line 23D Retained Earnings	$ (168,160.00)	$ (435,217.00)	$ 267,057.00			
TOTAL OWNERSHIP EQUITY	$ 1,874,778.00	$ 1,607,721.00	***$ 267,057.00***			
REVENUE						
Line 2B From all other trading	$ 201,846.00	$ 206,760.00	$ (4,914.00)	10		
Line 8 Other Revenue	$ (248,281.00)	$ 31,306.00	$ (279,587.00)	10, 11		
TOTAL REVENUE	$ 308,558.00	$ 24,057.00	***$ 284,501.00***			
EXPENSES						
Line 15 Other Expenses	$ 114,767.00	$ 309,824.00	$ (195,057.00)			
TOTAL EXPENSES	$ 228,430.00	$ 423,487.00	***$ (195,057.00)***	9, 12		
NET INCOME	$ (114,929.00)	$ (204,373.00)	***$ 89,444.00***			
UNDUE CONCENTRATION	$ 61,804.00	$ 73,804.00	$ (12,000.00)	all		
NET CAPITAL	$ 710,426.00	$ 498,426.00	$ 212,000.00	results		
MINIMUM NET CAP	$ 19,828.00	$ 33,161.00	$ (13,333.00)	of the		
EXCESS NET CAPITAL	$ 610,426.00	$ 398,426.00	$ 212,000.00	above		
EXCESS NET CAPITAL @ 1000%	$ 680,683.00	$ 448,683.00	$ 232,000.00	AJE's		
% AGGREGATE INDEBTEDNESS	100%	41%	58%			

Kashner Davidson Securities
December 31,2004
AJE 9 - 12

AJE	EXPLANATION	G/L #	DEBIT	CREDIT		
9	GAIN/LOSS ON DISPOSAL	89025	$ 5,042.00			
	ACCUM DEP; SARASOTA	31000	$ 20,441.00			
	ACCUM DEP: LEASEHOLD	31500	$ 263.00			
	OFFICE EXPENSE	83400	$ 1,052.00			
	DEPRECIATION EXPENSE	82700		$ 1,151.00		
	FURNITURE/EQUIPMENT	30000		$ 25,114.00		
	LEASEHOLD IMPROVEMENTS	30500		$ 533.00		
	(record 2004 asset dispositions and adjust					
	accumulated depreciation for year end)					
10	INCOME 69658404	71850	$ 4,914.00			
	CONSULTING INCOME	75004	$ 82,586.00			
	RETAINED EARNINGS	60200		$ 87,500.00		
	(To correctly report activity in 2004 on XSBG					
	which was received in 2003 for consulting)					
11	SECURITIES:NONMARKETABLE	19100	$ 72,000.00			
	INCOME: NONMKTBLE SEC	72501	$ 197,000.00			
	RETAINED EARININGS	60200		$ 269,000.00		
	(correctly report 2004 Activity on stock					
	received in 2003 for BDSI Underwriting)					
12	ACCOUNTS PAYABLE	85500	$ 200,000.00			
	JUDGEMENT EXPENSE	40000		$ 200,000.00		
	(reverse AJE 7 due to guideline restrictions					
	in FASB 5)					